                                                                  EXHIBIT 99.26

Q&A

1. IF MY PARTNERSHIP VOTES FOR THE MERGER, WHAT WILL I RECEIVE IN EXCHANGE FOR MY PARTNERSHIP UNIT?

  If your Partnership votes to approve the Merger and the Merger is consummated, all of the Limited Partners in your Partnership will receive units of limited partnership interest in the Operating Partnership ("OP Units"). Each OP Unit is intended to be the economic equivalent of a Host REIT Common Share.

  You can retain the OP Units issued to you in the Merger or make the following elections at any time from the beginning of the solicitation period until the 15th trading day following the closing of the Merger (the "Election Period"):

  . COMMON SHARE ELECTION: to exchange the OP Units that you would receive in the Merger for an equal number of shares of Host REIT Common Shares, or

  . NOTE ELECTION: to exchange the OP Units that you would receive in the Merger for a Note issued by the Operating Partnership (see the Answer to Question 11 below).

  If you elect to retain the OP Units issued to you in the Merger, you will have the right, beginning one year after the Merger, to exchange your OP Units at any time for either Common Shares of Host REIT, on a one-for-one basis, or cash in an amount equal to the market value of such shares, at the election of Host REIT (the "Unit Redemption Right").

  The following table sets forth for each Partnership, on a per Partnership Unit basis, the estimated Exchange Value for that Partnership and the estimated dollar amount of the Note that would be issued to a Limited Partner electing to receive a Note. (For a description of how these amounts were determined, see the Answers to Questions 6 and 11 below).

                                                ESTIMATED    ESTIMATED PRINCIPAL
PARTNERSHIP                                   EXCHANGE VALUE   AMOUNT OF NOTE
-----------                                   -------------- -------------------
Atlanta Marquis..............................    $ 45,425         $ 36,340
Chicago Suites...............................    $ 33,133         $ 31,149
Desert Springs...............................    $ 40,880         $ 32,704
Hanover......................................    $123,202         $ 98,562
MDAH.........................................    $109,216         $ 98,343
MHP..........................................    $141,074         $124,261
MHP II.......................................    $237,334         $205,140
PHLP.........................................    $  5,040         $  4,032

  The number of OP Units that you will receive in the Merger will be determined by dividing the Exchange Value for your Partnership Interest by the average closing price on the New York Stock Exchange for the Host REIT Common Shares for the first 20 trading days following the Merger (but that price would not be greater than $15.50 or less than $9.50). Your OP Units, Host REIT Common Share or Note, as applicable, will be issued promptly after this determination is made.

  The following table sets forth for each Partnership (on a per Partnership Unit basis) the estimated minimum number of OP Units and the estimated maximum number of OP Units, and the number of OP Units that would be issued at the midpoint between the minimum and maximum, each computed based upon the estimated Exchange Values.

                        ESTIMATED            ESTIMATED            ESTIMATED
                         MINIMUM             NUMBER OF             MAXIMUM
                        NUMBER OF         OP UNITS AT THE         NUMBER OF
                         OP UNITS           MIDPOINT(1)           OP UNITS
                   ($15.50 PER OP UNIT) ($12.50 PER OP UNIT) ($9.50 PER OP UNIT)
                   -------------------- -------------------- -------------------
ATLANTA MARQUIS..          2,931                3,634               4,782
CHICAGO SUITES...          2,138                2,651               3,488
DESERT SPRINGS...          2,637                3,270               4,303
HANOVER..........          7,949                9,856              12,969
MDAH.............          7,046                8,737              11,496
MHP..............          9,102               11,286              14,850
MHP2.............         15,312               18,987              24,982
PHLP.............            325                  403                 531

--------
(1) Assumes that the average closing price of Host REIT Common Shares for the 20 trading days following the Mergers is $12.50, the midpoint between the minimum price ($9.50) and the maximum price ($15.50).

  For example, if the Merger closes on December 30, 1998, the Election Period would end on January 22, 1999, the period for determining the value of the Host REIT Common Shares would end January 29, 1999, and the OP Units (or Common Shares or Notes) would be distributed to the Limited Partners on or about February 5, 1999.

2. DESCRIBE AN OP UNIT.

  An OP Unit will constitute a limited partnership interest in the Operating Partnership. The OP Units are structured with the intent that they be economically equivalent to the Host REIT Common Shares. All holders of OP Units will be entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. Thus, the cash distributions per OP Unit are expected to correspond to the cash distributions per share paid by Host REIT with respect to the Common Shares. Commencing one year after the Mergers, each holder of an OP Unit will have the right at any time to exchange his OP Units on a one-for-one basis for Host REIT Common Shares or the cash equivalent thereof (at the election of Host REIT).

3. HOW DO I SUBMIT MY VOTE WITH RESPECT TO THE MERGER? HOW WOULD I EXERCISE THE ELECTION TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGER?

  You vote with respect to the Merger by fully completing the Consent Form (yellow form) and returning the Consent Form to the Tabulation Agent, at the following address:

  Gemisys
  7103 South Revere Parkway
  Englewood, Colorado 80172
  (Postage Paid Envelope Enclosed) or

  VIA FACSIMILE
  1-800-xxx-xxxx

prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period, which will be December , 1998, unless extended by the General Partners and the Operating Partnership. You will receive a written notice if the Solicitation Period is extended.

  In order to vote in favor of the Merger, you must vote FOR the Merger and FOR the amendments to the partnership agreement. A vote AGAINST either the Merger or the amendments effectively will be a vote AGAINST the Merger.

  If you are a Limited Partner in Atlanta Marquis, Chicago Suites, MDAH or PHLP and you either fail to return the Consent Form or return the Consent Form and abstain as to either matter, that action effectively will be a vote AGAINST the Merger.

  If you are a partner in Desert Springs, Hanover, MHP or MHP 2 and return the Consent Form but abstain as to either matter, that action also effectively will be a vote AGAINST the Merger; if you do not return the Consent Form, you will not be counted for purposes of determining whether the required majority of Limited Partners is present for purposes of having a vote to approve the Merger.

  If you want to elect to receive Common Shares or a Note, you need to complete an OP Unit Exchange Election Form (the blue form) and return it to the Operating Partnership at any time prior to 5:00 p.m., Eastern time, on the 15th trading day following the Effective Date of the Mergers. You can return the OP Unit Exchange Election Form with your Consent Form, but you are not required to do so. In addition, you are permitted to submit an OP Unit Exchange Election Form even if you do not return a Consent Form or if you return a Consent Form but vote against the Merger.

  If you submit an OP Unit Exchange Election Form prior to the end of the Election Period, you are free up until the end of the Election Period to revoke any election made previously (and make a new election) so long as the Operating Partnership receives written notice of such action prior to the end of the Election Period. Once the Effective Time of the Mergers has occurred, the Operating Partnership will give you notice of when the Election Period will expire.

4. WHAT ARE THE RISKS TO ME IF I APPROVE THE MERGER?

  The risk factors associated with the Mergers are described in several sections of the Consent Solicitation, including the "Summary--Risk Factors," "Risk Factors," and "Conflicts of Interest." Some of these risk factors are:

  .Substantial Benefits to Related Parties

  .Absence of Arm's Length Negotiations

  .Other Conflicts of Interest

  .No Opportunity to Benefit from Crestline Stock

  .Exchange Value May Not Equal Fair Market Value of the Partnerships' Hotels

  .Inability of Limited Partners Who Retain OP Units to Redeem OP Units for One Year

  .Value of the Notes Will be Less than the Exchange Value

  .Election of Common Shares or Notes is a Taxable Transaction

  . Cash Distributions May Exceed Cash Available for Distribution; Reduced Cash Distributions for Certain Limited Partners

  .Timing of the REIT Conversion

  .Fundamental Change in Nature of Investment

  .Uncertainties as to the Size and Leverage of the Operating Partnership

  .Lack of Control over Hotel Operations and Non-Controlled Subsidiaries; Dependence upon Crestline

  .Requisite Vote of Limited Partners of Partnerships Binds All Limited
  Partners

  . Inability to Obtain Third-Party Consents May Have a Material Adverse
  Effect

  .Exposure to Market and Economic Conditions of Other Hotels

  .No Limitation on Debt

  .Ownership Limitations

  .Effect of Subsequent Events upon Recognition of Gain

  .Sale of Personal Property May Result in Gain to Limited Partners in Certain Partnerships

  . Failure of Host REIT to Qualify as a REIT for Tax Purposes; Failure of the Operating Partnership to Qualify as a Partnership for Tax Purposes

  .Change in Tax Laws

5. WHAT ARE THE BENEFITS TO ME IN PARTICIPATING IN THE MERGER?

  The General Partners believe that the Mergers provide substantial benefits to the Limited Partners. Those benefits include:

  . Liquidity

  .Regular Quarterly Cash Distributions

  . Substantial Tax Deferral for Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes

  .Risk Diversification

  .Reduction in Leverage and Interest Costs

  .Growth Potential

  .Greater Access to Capital

  .Public Market Valuation of Assets

6. HOW WAS THE ESTIMATED EXCHANGE VALUE OF A PARTNERSHIP UNIT DETERMINED?

  The method used for determining the estimated Exchange Value of a Partnership Unit is described in several sections of the Consent Solicitation, including the "Summary--Determination of Exchange Values and Allocation of OP Units," "Risk Factors" and "Conflicts of Interest." In addition, there is an entire section, "Determination of Exchange Values and Allocation of OP Units,"
beginning on page   of the Consent Solicitation with an overview. We encourage you to review this information as more fully described in the Consent Solicitation.

  The Exchange Value of each Partnership is equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value.

  Adjusted Appraised Value. The General Partners retained American Appraisal Associates, Inc. ("AAA") to determine the market value of the hotels owned by each of the Partnerships as of March 1, 1998 ("Appraised Value"). The Adjusted Appraised Value of each Partnership equals the Appraised Value of its hotel(s) (adjusted as of the end of the "accounting period" ending not less than 20 days before the Mergers), adjusted for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

  Continuation Value. The Continuation Value for each Partnership was arrived at through the use of estimates prepared by AAA for the Partnership of the discounted present value, as of January 1, 1998, of the limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that the Partnership continues as an operating business for twelve years and its assets are sold at the end of 2009 for their then estimated market value.

  Liquidation Value. The Liquidation Value for each Partnership is the General Partner's estimate of the net proceeds to limited partners resulting from the assumed sale of the Partnership's hotel(s) as of December 31, 1998, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value) less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

  The Exchange Value is the highest of the three valuations. The following table sets forth for each Partnership (on a per Partnership Unit basis) the estimated Adjusted Appraised Value, estimated Continuation Value, estimated Liquidation Valuation, and the resulting estimated Exchange Value.

                                    ESTIMATED
                                    ADJUSTED   ESTIMATED    ESTIMATED  ESTIMATED
                                    APPRAISED CONTINUATION LIQUIDATION EXCHANGE
                                      VALUE      VALUE        VALUE      VALUE
                                    --------- ------------ ----------- ---------
ATLANTA MARQUIS.................... $ 41,570    $ 45,425    $    402   $ 45,425
CHICAGO SUITES..................... $ 33,133    $ 24,184    $ 31,149   $ 33,133
DESERT SPRINGS..................... $ 40,880    $ 33,536    $ 27,617   $ 40,880
HANOVER............................ $123,202    $ 98,090    $ 88,474   $123,202
MDAH............................... $109,216    $ 89,340    $ 98,343   $109,216
MHP................................ $140,032    $141,074    $124,261   $141,074
MHP2............................... $237,334    $211,263    $205,140   $237,334
PHLP...............................        0    $  5,040           0   $  5,040

  As described above in the answer to Question 1, the number of OP Units that you will receive as a result of a Merger (or Host REIT Common Shares if you elect to receive Common Shares in connection with the Merger) will be determined based upon the final Exchange Value for your Partnership Interest (which will be determined prior to the closing of the Mergers) and the average closing price for Host REIT Common Shares on the New York Stock Exchange for the 20 trading days following the Merger (but in no event will it be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers.

  The General Partners believe that the value of the OP Units allocable to the Limited Partners in each Partnership on the basis of the Exchange Value established for that Partnership represents fair consideration for the Partnership Interests held by the Limited Partners in that Partnership and is fair from a financial point of view.

7. WHAT WILL THE FEDERAL INCOME TAX EFFECT OF THIS TRANSACTION BE FOR ME?

  The Mergers are not expected to result in the immediate recognition of taxable income or gain by an "original" Limited Partner (i.e., a Limited Partner who purchased his Partnership Interest at the time the Interests were originally offered for purchase and who has retained those Interests since that time) who does not elect to receive the Common Shares or a Note in connection with the Merger (except for a small amount of ordinary income that might be recognized by the Limited Partners in Atlanta Marquis, Desert Springs, MHP and PHLP resulting from the sale of certain personal property by each such Partnership). If you are not an "original" Limited Partner, you need to review with your tax advisor the specific tax consequences to you of the Merger.

  If you retain your OP Units following the Merger, there are a variety of future events and transactions that could cause you to recognize part or all of the taxable gain deferred at the time of the Merger. These events could include, for example, your exercise of your Unit Redemption Right, a sale by the Operating Partnership of one or more of the Hotels owned by your Partnership, or a repayment or other reduction of part or all of the nonrecourse debt secured by the Hotels owned by your Partnership.

  . IF YOU ELECT TO RECEIVE EITHER COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGER, you will be considered to have made a taxable disposition of your OP Units and will recognize taxable gain equal to the sum of the fair market value of the Common Shares received (or the principal amount of the Note), plus your "share" of the Operating Partnership's liabilities (as determined for federal income tax purposes), less your adjusted basis in your Partnership Interest.

  . IF YOU ELECT TO RECEIVE COMMON SHARES, the gain likely would be recognized at the time your right to receive Common Shares becomes fixed (which would be January 22, 1999, if the Mergers occur on December 30,
     1998).

  .IF YOU ELECT TO RECEIVE A NOTE, the taxable disposition likely would be deemed to occur when the Mergers are completed (which currently is expected to be December 30, 1998), but you may be able to elect to use the "installment method" to defer the recognition of at least a portion of the gain attributable to receipt of a Note.

  Any gain that you recognize if you elect to receive Common Shares or a Note in connection with the Mergers (or other income recognized as a result of the Mergers) can be offset by unused passive activity losses that you may have either from your investment in your Partnership or from other investments.

  The tables on pages    show for each Partnership the estimated gain to an
"original" Limited Partner owning one Partnership Unit who purchased the Partnership Unit for cash if the Limited Partner elects to receive Common Shares or a Note in connection with the Mergers (together with the hypothetical federal income tax that would be owed if such gain simply were to be multiplied by the maximum federal income tax rate applicable to gain of that type).

  The tables on pages   show for each Partnership the estimated gain to an
"original" Limited Partner owning one Partnership Unit purchased pursuant to the installment payment plan if the Limited Partner elects to receive Common Shares or a Note in connection with the Mergers (together with the hypothetical federal income tax that would be owed if such gain simply were to be multiplied by the maximum federal income tax rate applicable to gain of that type).

  The table on page   shows for each Partnership, on a per Partnership Unit
basis, the estimated unused passive activity loss carryforwards that an "original" Limited Partner would have as of December 31, 1998.

  The information in these tables is derived from the information set forth in the Supplement for your Partnership to the Consent Solicitation Statement under the caption "Federal Income Tax Consequences--Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences--Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger--Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences--Assumptions Used in Determining Tax Consequences of the Merger." It is essential that you review the information in these sections of the applicable Supplement and the assumptions set forth (or referenced) therein in conjunction with the tables on the following pages.

  THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF YOUR OP UNITS, COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT YOU CONSULT WITH YOUR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION (PARTICULARLY IN CONNECTION WITH A DECISION WHETHER OR NOT TO ELECT TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGERS), AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

ESTIMATE (ON A PER PARTNERSHIP UNIT BASIS) OF TAXABLE GAIN RECOGNIZED BY AN "ORIGINAL" LIMITED PARTNER WHO PAID CASH FOR HIS PARTNERSHIP UNIT AND WHO ELECTS TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGERS.

                      COMMON SHARE ELECTION              NOTE ELECTION
                  ------------------------------ ------------------------------
                           MAXIMUM  HYPOTHETICAL          MAXIMUM  HYPOTHETICAL
                    GAIN   TAX RATE FEDERAL TAX    GAIN   TAX RATE FEDERAL TAX
                  -------- -------- ------------ -------- -------- ------------
ATLANTA MARQUIS
Capital Gain..... $ 57,478   20.0%    $11,496    $ 48,393   20.0%    $ 9,679
(S) 1250 Gain....  137,463   25.0%     34,366     137,463   25.0%     34,366
(S) 1245 Gain....    4,131   39.6%      1,636       4,131   39.6%      1,636
                  --------            -------    --------            -------
  Total.......... $199,072            $47,497    $189,987            $45,680
                  ========            =======    ========            =======
CHICAGO SUITES
Capital Gain..... $     75   20.0%    $    15    $      0   20.0%    $     0
(S) 1250 Gain....   10,176   25.0%      2,544       8,267   25.0%      2,146
(S) 1245 Gain....      887   39.6%        351         887   39.6%        351
                  --------   ----     -------    --------   ----     -------
  Total.......... $ 11,138            $ 2,910    $  9,154            $ 2,498
                  ========            =======    ========            =======
DESERT SPRINGS
Capital Gain..... $ 27,478   20.0%    $ 5,496    $ 19,302   20.0%    $ 3,860
(S) 1250 Gain....   19,008   25.0%      4,752      19,008   25.0%      4,752
(S) 1245 Gain....    1,252   39.6%        496       1,252   39.6%        496
                  --------   ----     -------    --------   ----     -------
  Total.......... $ 47,738            $10,743    $ 39,562            $ 9,108
                  ========            =======    ========            =======
HANOVER
Capital Gain..... $ 34,934   20.0%    $ 6,987    $ 10,294   20.0%    $ 2,059
(S) 1250 Gain....   14,352   25.0%      3,588      14,352   25.0%      3,588
(S) 1245 Gain....    1,036   39.6%        410       1,036   39.6%        410
                  --------   ----     -------    --------   ----     -------
  Total.......... $ 50,322            $10,985    $ 25,682            $ 6,057
                  ========            =======    ========            =======

To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences--Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences--Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger--Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequence--Assumptions Used in Determining Tax Consequences of the Merger."

ESTIMATE (ON A PER PARTNERSHIP UNIT BASIS) OF TAXABLE GAIN RECOGNIZED BY AN "ORIGINAL" LIMITED PARTNER WHO PAID CASH FOR HIS PARTNERSHIP UNIT AND WHO ELECTS TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGERS.

                      COMMON SHARE ELECTION              NOTE ELECTION
                  ------------------------------ ------------------------------
                           MAXIMUM  HYPOTEHTICAL          MAXIMUM  HYPOTHETICAL
                    GAIN   TAX RATE FEDERAL TAX    GAIN   TAX RATE FEDERAL TAX
                  -------- -------- ------------ -------- -------- ------------
MDAH [1]
Capital Gain..... $ 24,073   20.0%    $ 4,815    $ 13,200   20.0%    $ 2,640
(S) 1250 Gain....   32,941   25.0%      8,235      32,941   25.0%      8,235
(S) 1245 Gain....    6,352   39.6%      2,515       6,352   39.6%      2,515
                  --------            -------    --------            -------
  Total.......... $ 63,366            $15,565    $ 52,493            $13,391
                  ========            =======    ========            =======
MHP 2
Capital Gain..... $104,750   20.0%    $20,950    $ 72,556   20.0%    $14,511
(S) 1250 Gain....   70,652   25.0%     17,663      70,652   25.0%     17,663
(S) 1245 Gain....    3,269   39.6%      1,295       3,269   39.6%      1,295
                  --------            -------    --------            -------
  Total.......... $178,671            $39,908    $146,477            $33,469
                  ========            =======    ========            =======
PHLP
Capital Gain..... $      0   20.0%    $     0    $      0   20.0%    $     0
(S) 1250 Gain....   52,287   25.0%     13,072      51,279   25.0%     12,820
(S) 1245 Gain....    3,605   39.6%      1,428       3,605   39.6%      1,428
                  --------            -------    --------            -------
  Total.......... $ 55,892            $14,499    $ 54,884            $14,247
                  ========            =======    ========            =======

--------
[1] If the Limited Partner elected to reduce his basis in his MDAH Partnership
    Unit in lieu of recognizing cancellation of debt income in 1993 then the estimated total tax would be $16,493 and $14,318 for Limited Partners who elect to receive Common Shares and a Note, respectively.


To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences--Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences--Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger--Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences--Assumptions Used in Determining Tax Consequences of the Merger."

ESTIMATE (ON A PER PARTNERSHIP UNIT BASIS) OF TAXABLE GAIN RECOGNIZED BY AN "ORIGINAL" LIMITED PARTNER WHO PURCHASED HIS PARTNERSHIP UNIT ON THE INSTALLMENT PLAN AND WHO ELECTS TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGER.

                      COMMON SHARE ELECTION              NOTE ELECTION
                  ------------------------------ ------------------------------
                           MAXIMUM  HYPOTHETICAL          MAXIMUM  HYPOTHETICAL
                    GAIN   TAX RATE FEDERAL TAX    GAIN   TAX RATE FEDERAL TAX
                  -------- -------- ------------ -------- -------- ------------
DESERT SPRINGS
Capital Gain..... $ 27,277   20.0%    $ 5,455    $ 19,101   20.0%    $ 3,820
(S) 1250 Gain....   19,008   25.0%      4,752      19,008   25.0%      4,752
(S) 1245 Gain....    1,252   39.6%        496       1,252   39.6%        496
                  --------            -------    --------            -------
  Total.......... $ 47,537            $10,703    $ 39,361            $ 9,068
                  ========            =======    ========            =======
HANOVER
Capital Gain..... $ 24,640   20.0%    $ 4,928    $      0   20.0%    $     0
(S) 1250 Gain....   12,246   25.0%      3,062      12,246   25.0%      3,062
(S) 1245 Gain....    1,036   39.6%        410       1,036   39.6%        410
                  --------            -------    --------            -------
  Total.......... $ 37,922            $ 8,400    $ 13,282            $ 3,472
                  ========            =======    ========            =======
MDAH [2]
Capital Gain..... $ 25,022   20.0%    $ 5,004    $ 14,149   20.0%    $ 2,830
(S) 1250 Gain....   32,941   25.0%      8,235      32,941   25.0%      8,235
(S) 1245 Gain....    6,352   39.6%      2,515       6,352   39.6%      2,515
                  --------            -------    --------            -------
  Total.......... $ 64,315            $15,755    $ 53,442            $13,580
                  ========            =======    ========            =======
MHP
Capital Gain..... $ 66,487   20.0%    $13,297    $ 49,674   20.0%    $ 9,935
(S) 1250 Gain....  133,537   25.0%     33,384     133,537   25.0%     33,384
(S) 1245 Gain....   10,808   39.6%      4,280      10,808   39.6%      4,280
                  --------            -------    --------            -------
  Total.......... $210,832            $50,962    $194,019            $47,599
                  ========            =======    ========            =======


To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences--Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences--Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger--Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences--Assumptions Used in Determining Tax Consequences of the Merger."

ESTIMATE (ON A PER PARTNERSHIP UNIT BASIS) OF TAXABLE GAIN RECOGNIZED BY AN "ORIGINAL" LIMITED PARTNER WHO PURCHASED HIS PARTNERSHIP UNIT ON THE INSTALLMENT PLAN AND WHO ELECTS TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGER.

                      COMMON SHARE ELECTION              NOTE ELECTION
                  ------------------------------ ------------------------------
                           MAXIMUM  HYPOTHETICAL          MAXIMUM  HYPOTHETICAL
                    GAIN   TAX RATE FEDERAL TAX    GAIN   TAX RATE FEDERAL TAX
                  -------- -------- ------------ -------- -------- ------------
MHP 2
Capital Gain..... $103,840   20.0%    $20,768    $ 71,646   20.0%    $14,329
(S)1250 Gain.....   70,652   25.0%     17,663      70,652   25.0%     17,663
(S)1245 Gain.....    3,269   39.6%      1,295       3,269   39.6%      1,295
                  --------            -------    --------            -------
  Total.......... $177,761            $39,726    $145,567            $33,287
                  ========            =======    ========            =======

--------
[2] If the Limited Partner elected to reduce his basis in his MDAH Partnership
    Unit in lieu of recognizing cancellation of debt income in 1993 then the estimated total tax would be $16,682 and $14,508 for Limited Partners who elect to receive Common Shares and a Note, respectively.


To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences--Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences--Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger--Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences--Assumptions Used in Determining Tax Consequences of the Merger."

  If you purchased your Partnership Unit at the time of the original offering for your Partnership and the Partnership Unit has been your only investment in a passive activity, your estimated passive activity loss carryforward, per Partnership Unit, as of December 31, 1998, would be as follows:

                                                                PASSIVE
                                                             ACTIVITY LOSS
PARTNERSHIP                                                   CARRYFORWARD
-----------                                              ----------------------
                                                         (PER PARTNERSHIP UNIT)
Atlanta Marquis.........................................        $127,233
Chicago Suites..........................................        $  4,384
Desert Springs
  Partnership Unit acquired for cash....................        $  2,110
  Partnership Unit acquired under the installment plan..        $  9,179
Hanover.................................................        $      0
MDAH
  Partnership Unit acquired for cash....................        $ 12,096
  Partnership Unit acquired for cash and Limited Partner
   elected to reduce his basis in lieu of cancellation
   of indebtedness......................................        $ 28,656
  Partnership Unit acquired under the installment plan..        $ 35,483
  Partnership Unit acquired under the installment plan
   and Limited Partner elected to reduce his basis in
   lieu of cancellation of indebtedness.................        $ 40,635
MHP.....................................................        $  1,217
MHP2....................................................        $      0
PHLP....................................................        $      0

8. WHY DOESN'T THE PARTNERSHIP JUST SELL THE HOTELS TO HOST OR ANOTHER PURCHASER, INSTEAD OF MERGING OUR PARTNERSHIP INTO THE OPERATING PARTNERSHIP?

  A sale of the Partnership's assets would result in the liquidation and termination of each Partnership. A sale would result in each Limited Partner, as well as Host Marriott, recognizing a substantial tax gain, and receiving proceeds approximating the Liquidation Value, which in each case is significantly less than the Exchange Value.

9. WHY IS HOST MARRIOTT CORPORATION CONVERTING TO A REIT?

  Host Marriott Corporation believes that the REIT structure, as a more tax efficient structure, will provide improved operating results through changing economic conditions and all phases of the hotel economic cycle. In this regard, Host believes the REIT Conversion, which will reduce corporate-level taxes and the need to incur debt to reduce taxes through interest deductions, will improve its financial flexibility and allow it to continue to strengthen its balance sheet by reducing its overall debt to equity ratio over time. As a REIT, Host believes it will be able to compete more effectively with other public lodging real estate companies that already are organized as REITs. Host also believes that the REIT conversion will make performance comparisons with its peers more meaningful.

  By becoming a dividend paying company, Host believes its shareholder base will expand to include investors attracted by yield as well as asset quality. In addition, the adoption of the UPREIT structure is expected to facilitate tax-deferred acquisitions of other quality hotel properties.

10. WHY IS THE OPERATING PARTNERSHIP LEASING THE HOTELS? WHAT IS CRESTLINE? WILL I RECEIVE ANY CRESTLINE STOCK?

  Under current federal income tax law, REITs are not permitted to derive revenues directly from the operation of hotels. Therefore, the Operating Partnership will lease its hotels to Crestline. Crestline currently is a wholly owned subsidiary of Host, but Crestline will become a separate public company when Host distributes the common stock of Crestline and other consideration to Host's existing shareholders and the Blackstone entities in connection with the REIT Conversion. This distribution will be done in connection with Host's required distribution of its accumulated earnings and profits in order to qualify as a REIT. Shares of Host REIT and Crestline will be separately traded securities, and the two companies will operate independently.

  The Limited Partners will not receive any Crestline stock in connection with the Mergers. The pricing mechanism for the Mergers--which is based upon the average closing price for Host REIT Common Shares for the 20 trading days following the Mergers (all of which will be after the Crestline stock has been distributed)--is designed to ensure that your OP Units are fairly valued after giving effect to Host's distribution of the Crestline stock to its shareholders.

11. WHAT WILL BE THE TERMS OF THE NOTE IF I ELECT TO RECEIVE A NOTE?

  The Notes will be direct, senior unsecured and unsubordinated obligations of the Operating Partnership. The Notes will mature on December 15, 2005, or approximately seven years following the Mergers. The Notes will bear interest at a fixed rate of interest equal to 6.56% per annum. Interest will be payable in arrears on each June 15 and December 15, commencing on June 15, 1999. The principal amount of the Notes with respect to each Partnership will be equal to the Liquidation Value, or if greater, 80% of the Exchange Value for your Partnership Interest. (See the Answer to Question 1 for these amounts.) For a table showing the estimated principal amount of the Notes with respect to each Partnership, on a per Partnership Unit basis, see the Answer to Question 1.

12. I CURRENTLY OWN A VERY ILLIQUID INVESTMENT; WILL THIS CHANGE IF I VOTE FOR THE MERGER?

  Your Partnership Units are relatively illiquid investments. Although there may be a limited resale market for your Partnership Units, the trading volume is thin and the recent average trading prices of the outstanding Partnership Units in each of the Partnerships are less than the estimated Exchange Value for the Partnership Units. The Merger will offer you liquidity because you can elect to exchange OP Units received in the Merger for Common Shares. In addition, if you elect to retain your OP Units following the Mergers, you will have the right at any time, commencing one year following the Mergers, to exchange your OP Units, on a one-for-one basis, for Host REIT Common Shares or the cash equivalent thereof (at the election of Host REIT).

13. DO ALL EIGHT PARTNERSHIPS NEED TO VOTE "FOR" A MERGER FOR THE TRANSACTION INVOLVING MY PARTNERSHIP TO BE COMPLETED?

  No. Each Partnership votes individually on the transaction, and no Merger is conditioned upon the consummation of any other Merger.

14. ON PAGE   OF THE CONSENT SOLICITATION, HOST ESTIMATES THAT THE
   DISTRIBUTIONS PER OP UNIT DURING 1999 WILL BE APPROXIMATELY $0.84 PER OP UNIT (ASSUMING THE MERGER OCCURS IN 1998). IF THIS ESTIMATE IS CORRECT, HOW MUCH CASH WOULD A LIMITED PARTNER OWNING ONE PARTNERSHIP UNIT RECEIVE FOR 1999, AND HOW DOES THAT COMPARE WITH THE DISTRIBUTION FROM MY PARTNERSHIP FOR 1997 AND 1998?

  Based upon preliminary estimates of Host REIT's taxable income for 1999, the Operating Partnership currently estimates its initial annual distribution will be approximately $0.84 per OP Unit ($0.21 per quarter) during 1999. Distributions are expected to be paid in January, April, July and October of each year, except that the first distribution in 1999 is expected to be paid at the end of February if the REIT Conversion is completed in 1998. The actual amount of cash distributions that you would receive for 1999 if you were to retain the OP Units issued to you in the Mergers would depend upon the number of OP Units issued to you in the Merger with respect to your Partnership Interest. The Answer to Question 1 explains how that number will be determined.

  If Host's preliminary estimate of $226 million of cash distributions by the Operating Partnership during 1999 proves accurate but the Operating Partnership's cash available for distribution were only equal to its estimated cash available for distribution ($163 million) and estimated cash from contingent rents ($54 million) during 1999 totaling $217 million (or $0.80 per OP Unit), then the Operating Partnership would be required to borrow approximately $9 million (or $0.04 per OP Unit) to make such distributions. Moreover, if estimated cash from contingent rents were less than $54 million, then the Operating Partnership also would be required to borrow any such shortfall in order to make such distributions. While the Operating Partnership does not believe this will be necessary, it believes it would be able to borrow the necessary amounts under its credit facility or from other sources and that any such borrowing would not have a material adverse effect on its financial condition or results of operations.

  The following table sets forth for each Partnership, on a per Partnership Unit basis, the actual cash distributions made from operations during 1997 and the actual and expected distribution levels from operations during 1998, as well as three alternative expected distributions that would be made with respect to OP Units for 1999 if the Mergers and the REIT Conversion occur (assuming that the Mergers occur on December 30, 1998), computed assuming that the OP Units are valued for purposes of the Mergers at $9.50 (the minimum price), $15.50 (the maximum price), and $12.50 (the midpoint between the minimum price and the maximum price).

                                                           ESTIMATED 1999 DISTRIBUTIONS
                                                             FOLLOWING THE MERGERS (2)
                                                        -----------------------------------
                                          ACTUAL AND      AVERAGE     AVERAGE     AVERAGE
                             1997       EXPECTED 1998   SHARE PRICE SHARE PRICE SHARE PRICE
                         DISTRIBUTION  DISTRIBUTIONS(1)    $9.50      $15.50      $12.50
                         ------------  ---------------- ----------- ----------- -----------
ATLANTA MARQUIS.........   $     0         $ 5,000(3)     $ 4,017     $ 2,462     $ 3,053
CHICAGO SUITES..........         0               0          2,930       1,796       2,227
DESERT SPRINGS..........    25,000(4)        2,500          3,615       2,215       2,747
HANOVER.................         0               0         10,894       6,677       8,279
MDAH....................     3,453               0          9,657       5,919       7,339
MHP.....................     7,770           9,500         12,474       7,646       9,480
MHP2....................    29,880          21,564         20,985      12,862      15,949
PHLP....................         0               0            446         273         339

--------
(1) Represents actual cash distributions made through August 20, 1998 and expected cash to be distributed during the period from August 21, 1998 through December 31, 1998.
(2) Based upon preliminary estimated annual distributions during the twelve months ending December 31, 1999 of $0.84 per OP Unit. Limited Partners are cautioned that this amount may change, and the changes may be material. See "Distribution and Other Policies--Distribution Policy," in the Consent Solicitation. Does not include amounts, if any, to be distributed by the Partnerships from third and fourth quarter 1998 operations which will be distributed by the Partnerships before June 1, 1999.
(3) Represents a distribution of $5,000 per Partnership Unit from excess funds that had been accumulated for refinancing costs.
(4) Represents a return of capital of approximately $25,000 per Partnership
    Unit.

15. IF I HAVE FURTHER QUESTIONS, WHOM CAN I CONTACT?

  As noted above, the General Partners encourage Limited Partners to consult with their own financial and tax advisors regarding this transaction. If you or your advisors have questions, please contact the following:

  For questions regarding the Merger transaction, contact the Information
Agent:

    Shareholder Communications Corporation 1-800-xxx-xxxx

  To speak to a representative of the General Partner or Host Marriott Corporation, call

    301-380-xxxx